Filed by Huntsman Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Huntsman Corporation
Commission File No. 1-32427

Earnings Summary Second Quarter 2017 Conference Call Thursday, July 27, 2017 10:00 a.m. ET U.S. Participants: (888) 713–4211 International Participants: (617) 213–4864 Passcode: 244 268 82# Webcast: ir.huntsman.com

This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information. When used in this presentation, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” or future or conditional verbs, such as “will,” “should,” “could” or “may,” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management’s examination of historical operating trends and data, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved. We assume no obligation to provide revisions to any forward-looking statements should circumstances change, except as required by applicable laws. The forward-looking statements in this release are subject to uncertainty and changes in circumstances and involve risks and uncertainties that may affect the company's operations, markets, products, services, prices and other factors as discussed in the Huntsman companies' filings with the U.S. Securities and Exchange Commission. Significant risks and uncertainties may relate to, but are not limited to, volatile global economic conditions, cyclical and volatile product markets, disruptions in production at manufacturing facilities, reorganization or restructuring of Huntsman’s operations, including any delay of, or other negative developments affecting, the separation of Venator Materials PLC or our merger with Clariant, the ability to implement cost reductions and manufacturing optimization improvements in Huntsman businesses and realize anticipated cost savings, and other financial, economic, competitive, environmental, political, legal, regulatory and technological factors. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this presentation. We undertake no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. This presentation contains financial measures that are not in accordance with generally accepted accounting principles in the U.S. ("GAAP"), including EBITDA, adjusted EBITDA, adjusted EBITDA from discontinued operations, normalized EBITDA, adjusted net income (loss), adjusted diluted income (loss) per share, free cash flow and net debt. The Company has provided reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures in the Appendix to this presentation. Forward Looking Statements

See Appendix for reconciliations and important explanatory notes (1) Pro forma adjusted for the sale of our European surfactants business to Innospec on December 30, 2016 as if it had occurred at the beginning of the periods shown. Highlights

Polyurethanes Second Quarter 2017 Price: Local(1) Price: FX(1) Mix & Other Volume(2) Y/Y 15% 2% 10% 18% Y/Y(3) 15% 2% 7% 8%(4) Q/Q 4% 1% 3% 1% Q/Q(3) 3% 1% ---- 11%(4) $ in millions $ in millions Current Quarter + Strong underlying demand for MDI across all regions + MDI growth YOY +4%, excluding planned maintenance – $15 million 2Q EBITDA impact from Rotterdam planned maintenance – $10 million 2Q EBITDA impact from unplanned MTBE maintenance Outlook + Strong demand in key MDI markets and regions + Focused on growing the downstream businesses – Weak MTBE margins (1) Excludes sales from tolling, by-products and raw materials (2) Excludes sales volumes of by-products and raw materials (3) Pro forma adjusted to exclude the impact from maintenance outages in 2Q17 (4) Pro forma for the timing of large quarter-end MTBE shipments, would be 2% YoY and 16% QoQ. . Adjusted EBITDA Revenues Sales Factors Highlights Y/Y 5% Q/Q 7% Y/Y 2% Q/Q 16% Adjusted PU EBITDA Margin Adjusted MDI Urethanes EBITDA Margin

Performance Products Second Quarter 2017 Price: Local(2) Price: FX(2) Mix & Other Volume(3) Y/Y 6% 1 ---- 6% Y/Y(1) 3% 1 ---- 9% Q/Q 3% 1% 2% 3% $ in millions $ in millions Current Quarter + Margins in Amines, Maleic and Surfactants improved sequentially + Pro-forma volume increased both Q/Q and Y/Y + Lower indirect costs Outlook + Amines margins continue to improve – Lower margins in upstream intermediates – 3Q17 planned Port Neches EO/EG maintenance: ~$15mm EBITDA Adjusted EBITDA Revenues Sales Factors Highlights Y/Y 11%(1) Q/Q 5% Y/Y 31%(1) Q/Q 21% Adjusted EBITDA Margin (1) Pro forma adjusted to exclude European surfactants business sold on December 30, 2016 (2) Excludes sales from tolling, by-products and raw materials (3) Excludes sales volumes of by-products and raw materials (1) (1) $78 $102 $86 $84 18% 15% 16% 2Q17 2Q16 1Q17 European surfactants $507 $561 $566 $533 2Q17 2Q16 1Q17 European surfactants

Advanced Materials Second Quarter 2017 Price: Local(1) Price: FX(1) Mix & Other Volume(2) Y/Y 1% 1% 2% 2% Q/Q ----- 2% 1% 1% $ in millions $ in millions Current Quarter + Excluding BLR, volume was 6% higher YOY (Lower Y/Y volume in commodity BLR) – Competitive wind markets and higher raw materials Outlook + Positive volume trends in the specialty businesses + Stronger adj. EBITDA in the second half than first half (1) Excludes sales from tolling, by-products and raw materials (2) Excludes sales volumes of by-products and raw materials Adjusted EBITDA Revenues Sales Factors Highlights Y/Y ---- Q/Q ---- Y/Y 3% Q/Q 4% Adjusted EBITDA Margin

Textile Effects Second Quarter 2017 Price: Local(1) Price: FX(1) Mix & Other Volume(2) Y/Y 2% 1% 1% 6% Q/Q ---- 1% 4% 4% $ in millions $ in millions Current Quarter + 5 consecutive quarters of YOY volume growth + 8% YOY growth in key markets + LTM RONA 15% Outlook + YOY growth above GDP (1) Excludes sales from tolling, by-products and raw materials (2) Excludes sales volumes of by-products and raw materials Adjusted EBITDA Revenues Sales Factors Highlights Y/Y 4% Q/Q 9% Y/Y ---- Q/Q 14% Adjusted EBITDA Margin

Highlights Recent Developments Adjusted EBITDA(1) Revenues Pigments Additives Q2 2017 Performance 7 Successfully undertook the issuance of new financing comprised of: $375 million Senior Unsecured Notes, due 2025, completed $375 million Term Loan B, due 2024, allocated and committed $300 million ABL Facility, due 2022, allocated and committed Announced global price increases for all Titanium Dioxide pigments, effective July 1. 2017 Realized $6 million of cost savings in the second quarter of 2017 from the $60 million cost reduction measures of our business improvement program TiO2 Price Increase per Metric Ton Quarter Announced Captured 1Q 2017 $160 ~1/2 2Q 2017 250 More than 3/4 3Q 2017 250 1/2-3/4 expected $ in millions $ in millions Note: 2Q17 values represent the midpoint of expected results as presented in S-1 Excludes incremental estimated annual corporate costs of approximately $35 million and unrealized annual cost savings associated with our business improvement program of $54 million $401 $413 $385 $161 $163 $152 $562 $576 $537 2Q17 2Q16 1Q17 Titanium Dioxide Performance Additives $93 $9 $48 $21 $22 $21 $114 $31 $69 2Q17 2Q16 1Q17 Titanium Dioxide Performance Additives

Adjusted EBITDA Bridge Year / Year(1) Quarter / Quarter(1) Second Quarter 2017 $ in millions $ in millions (1) Pro forma adjusted to exclude European surfactants business sold on December 30, 2016

Finance and Cash Considerations

Strong Free Cash Flow

Second half 2017 targeted to be greater than $150mm, without Pigments & Additives

$ in millions	2Q17	2Q16	1H17	1H16
Adjusted EBITDA	$ 413	$ 325	$ 742	$ 599
Capital expenditures	(73)	(90)	(147)	(189)
Capital reimbursements	-	27	1	27
Insurance reimbursements	11	-	50	-
Cash interest	(56)	(68)	(92)	(103)
Cash income taxes	65	(16)	57	(21)
Primary working capital change	(110)	145	(200)	31
Restructuring	(16)	(36)	(35)	(56)
Pension	(31)	(23)	(55)	(45)
Maintenance & other[(a)]	48	18	12	26
Free Cash Flow	**$ 251**	**$ 282**	**$ 333**	**$ 269**

(a) Includes adjustment to exclude actual one-time Venator separation costs incurred

Primary Working Capital Trends



Cash Flow Impact from Changes in Working Capital
$275
$175
$75
$(25)
$(125)
$(225)
Q1
Q2
Q3
Q4
2012-2016 range
2012-2016 avg
2017

Liquidity & Debt Considerations

- Liquidity
  - $1,293mm combined cash and unused borrowing capacity
  - Expected 2017 CAPEX ~$380mm
- Debt
  - Net debt / 2Q17 LTM adj. EBITDA = 2.9x
  - On July 26, 2017 prepaid $100mm of term loans, totaling $265mm debt repayments YTD 2017
- Adjusted effective income tax rate
  - 2Q17 at 19%
  - Near term rate 20%-25%
  - Long term rate 25%-28%%, taking into account the pending Venator separation
- Cash taxes
  - ~$90mm US tax refund received in 2Q17
  - Expect full year 2017 cash taxes to be nil
- Insurance reimbursements for Pori fire
  - Received $130mm insurance proceeds in 1H17
  - In July, received $11mm insurance proceeds
- One-time separation costs
  - Estimated costs associated with the expected separation of our Pigments & Additives business (Venator) are ~$85mm, excluding costs associated with the Venator financing and IPO.

9

HUNTSMAN

Venator Separation Update Venator launched IPO on July 24th $750mm of standalone debt financing secured: $375mm in bonds(1) $375mm in Term Loans $300mm committed line through secured Asset Backed Facility Estimated net debt proceeds of approx. $725mm to be paid to Huntsman for debt reduction upon closing of the IPO. Beginning with 3Q17 results, we intend to treat Venator as “Held for Sale”. As such, Venator earnings will be excluded from our adjusted EBITDA, similar to other discontinued operations. HUN corporate costs expected to be reduced by ~$5-10mm run rate by 2018, post Venator IPO. Illustrative Go Forward View Post Separation Venator to be excluded from Revenues (1) Funded into escrow pending completion of IPO HUN share of VNTR Net Income to be recorded as Discontinued Operations and not part of HUN adj. EBITDA Reported as Discontinued Ops in HUN financials

Creating a Global Specialty Chemical Leader First Merger Update July 27, 2017

Cautionary Statement Regarding Forward-Looking Statements This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Clariant Ltd (“Clariant”) and Huntsman Corporation (“Huntsman”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction and information relating to the proposed initial public offering of ordinary shares of Venator Materials PLC. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the initial public offering of ordinary shares by Venator Materials PLC or financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016 and quarterly report on Form 10-Q for the six months ended June 30,2017. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. General Disclosure

General Disclosure (Cont’d) Important Additional Information and Where to Find It NO OFFER OR SOLICITATION This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov. PARTICIPANTS IN THE SOLICITATION Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.

Merger Creates Substantial Long-Term Value Highly complementary product portfolios creating production set up and supply chain benefit opportunities in specific overlapping businesses. Performance Products / Care Chemicals / Natural Resources represent approx. 35% of overall sales Meaningful opportunities for growth including cross-selling potential and new product applications Complementary asset and geographic fit provides significant commercial opportunities and more global reach within established routes to market Continuing to move downstream into specialties and more differentiated applications while taking advantage of a broad asset base Two strong specialty chemicals businesses with similar adjusted EBITDA margins at 17.2% including synergies when combined Unique opportunity by combining the best of two cultures – Huntsman’s entrepreneurship and efficiency and Clariant’s innovation and business excellence Strategic rationale Financial rationale High confidence in meeting synergy target in excess of $400m + $25m tax saving target, creating in excess of $3.5 billion in value for shareholders Additional organic sales revenues of ~2% p.a. at ~ 20% adjusted EBITDA margin from complementary product portfolios in Performance Products / Care Chemicals / Natural Resources Stronger balance sheet with pro forma leverage of under 1.5x, consistent higher cash flow, and lower financing costs More capital for organic growth, value creating add-on acquisitions and capital return

HUNTSMAN CLARIANT

Strategic Direction for Near- and Long-Term Value Creation

Focus on higher growth & profitability specialty chemicals businesses	▪ Clear joint understanding of the combined company's future core segments in higher growth and higher margin businesses ▪ Significant strategic flexibility to be utilized, including add-on acquisitions and divestments ▪ Joint strategic direction for near- and long-term value creation
Expansion of existing strong downstream presence	▪ Formulation- and application-based segment niches as target areas for expansion ▪ High-end composites (Advanced Materials), bespoke PU systems, costumer oriented and co-developed products (OMS, Care Chemicals, Catalysts)
Reaping benefits of complementary supply chain and complementary market reach	▪ Leveraging complementary production set up and supply chain benefits in Care Chemicals, Performance Products and Natural Resources (approx. 35% of HC combined sales) with a most comprehensive surfactants portfolio in high-end niche markets globally ▪ Existing presence in building blocks (MDI, EO, PO) to be fully leveraged in surfactants and PU systems ▪ Common application of complementary R&D and technological expertise
Additional 2% revenue growth p.a. at 20% EBITDA margin	▪ Leverage complementary asset and sales force footprint allowing cross-selling across the globe (e.g. for CLN in the U.S. and for HUN in LatAm) ▪ Fuel regional growth – e.g. China with a ~3,000 employee strong domestic market presence ▪ Cross-fertilization of complementary innovation and application technology capabilities translate into application platform advantages across Care Chemicals, Performance Products & Natural Resources & Additives - Downstream application in Care Chemicals - Additives technology for Advanced Materials and PU - Polyol chemistry for PU and Amine technology for Mining

15

Alignment on HuntsmanClariant Portfolio Management Principles and Capital Allocation Plans Direct majority of investments to growth areas & growth regions Expand the existing downstream presence, and further advance the current integration into key building blocks such as MDI systems, liquid epoxy, amines, EO, OMS Simplify portfolio and reduce complexity Combined PF 2016 sales breakdown Organic investments according to differentiate steering Recurring dividends Subject to appropriate leverage: Add-on acquisitions Further capital return Portfolio Management Principles Capital Allocation Hierarchy Managed for Cash and Turnaround Plastics & Coatings Textile Effects Managed for Growth and Margins Catalysts Advanced Materials Performance Products / Care Chemicals Polyurethanes Natural Resources

HUNTSMAN CLARIANT

Merger Implementation Update – according to plan

Progress

- ✓ Integration teams established, cost synergy targets in excess of $400m plus $25m of tax savings confirmed and additional revenue synergies revealed
  - Daily interaction - 13 primary work streams, 35 different working teams, 100+ individuals dedicated to optimizing synergy implementation and over-achievement; good cultural fit and working spirit
- ✓ Key antitrust regulatory filings submitted, including in the US, EU and China. Certain approvals in other jurisdictions already secured. No regulatory roadblocks expected to closing the deal
- ✓ Preliminary CFIUS filing submitted
- ✓ Venator standalone debt financing of $750m secured; IPO roadshow now underway; targeting a completion mid-summer
  - Provides significant de-leveraging of HuntsmanClariant balance sheet – no proceeds to Venator itself

Targeting a December/January closing

Timeline



Merger Agreement Signing & Announcement
Antitrust Filing and Regulatory Review
SIX Prospectus / Listing and Review Period
Shareholders' Meetings
May
June
July
August
September
October
November
December
January
Initial Venator S-1 Filing
Expected Venator IPO
SEC F-4 Filing / NYSE Listing and Approval Procedure
Targeted Closing

Appendix

Reconciliation of U.S. GAAP to Non-GAAP Measures (1) Pro forma adjusted for the sale of our European surfactants business to Innospec on December 30, 2016 as if it had occurred at the beginning of the periods shown. (1)

Reconciliation of U.S. GAAP to Non-GAAP Measures (1) Pro forma adjusted for the sale of our European surfactants business to Innospec on December 30, 2016 as if it had occurred at the beginning of the periods shown. (1)

Reconciliation of U.S. GAAP to Non-GAAP Measures Free Cash Flow

Adjusted EBITDA Reconciliation

Revenue, Adjusted EBITDA & Margin by Segment

We use adjusted EBITDA to measure the operating performance of our business and for planning and evaluating the performance of our business segment. We provide adjusted net income because we feel it provides meaningful insight for the investment community into the performance of our business. We believe that net income (loss) is the performance measure calculated and presented in accordance with generally accepted accounting principles in the U.S. (“GAAP”) that is most directly comparable to adjusted EBITDA and adjusted net income. Additional information with respect to our use of each of these financial measures follows: Adjusted EBITDA, adjusted net income (loss) and adjusted diluted income (loss) per share, as used herein, are not necessarily comparable to other similarly titled measures of other companies. Adjusted EBITDA is computed by eliminating the following from net income (loss): (a) net income attributable to noncontrolling interests, net of tax; (b) interest; (c) income taxes; (d) depreciation and amortization; (e) acquisition and integration expenses; (f) EBITDA from discontinued operations; (g) loss (gain) on disposition of businesses/assets; (h) loss on early extinguishment of debt; (i) expenses associated with merger; (j) certain legal settlements and related expenses (k) net plant incident costs (credits); (l) business separation costs; (m) amortization of pension and postretirement actuarial losses (gains); and (n) restructuring, impairment and plant closing costs (credits). The reconciliation of adjusted EBITDA to net income (loss) is set forth in this appendix. Adjusted net income (loss) and adjusted diluted income (loss) per share are computed by eliminating the after tax impact of the following items from net income (loss: (a) net income attributable to noncontrolling interest; (b) acquisition and integration expenses, purchase accounting adjustments; (c) impact of certain foreign tax credit elections; (d) loss (income) from discontinued operations; (e) discount amortization on settlement financing associated with the terminated merger; (f) loss (gain) on disposition of businesses/assets; (g) loss on early extinguishment of debt; (h) expenses associated with the merger; (i) certain legal settlements and related expenses; (j) net plant incident costs (credits); (k) business separation costs; (l) amortization of pension and postretirement actuarial losses (gains); and (m) restructuring, impairment and plant closing costs (credits). The income tax impacts, if any, of each adjusting item represent a ratable allocation of the total difference between the unadjusted tax expense and the total adjusted tax expense, computed without consideration of any adjusting items using a with and without approach. We do not adjust for changes in tax valuation allowances because we do not believe it provides more meaningful information than is provided under GAAP. The reconciliation of adjusted net income (loss) to net income (loss) is set forth in this appendix. Management internally uses a free cash flow measure: (a) to evaluate the Company's liquidity, (b) to evaluate strategic investments, (c) to plan stock buyback and dividend levels and (d) to evaluate the Company's ability to incur and service debt. Free cash flow is not a defined term under U.S. GAAP, and it should not be inferred that the entire free cash flow amount is available for discretionary expenditures. The Company defines free cash flow as cash flow provided by operating activities less cash flow used in investing activities, excluding acquisition/disposition activities and non-recurring separation costs. Free cash flow is typically derived directly from the Company's condensed consolidated statement of cash flows; however, it may be adjusted for items that affect comparability between periods. Explanatory Notes